To: Tom Milton

Already 90k subscribed

You got them at both emails now



Invest in Foodvine: Creating the largest marketplace for people to discover and orde...
wefunder.com

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

wefunder.com

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.









To: Connor, Brian

New photo available from Connor
Update Contact

Authentic
food.

Invest in Foodvine: Creating the largest marketplace for people to discover and orde...
wefunder.com

Jordan:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

r/Crowdfunding · Posted by u/EntertainmentNovel73 8 days ago

Foodvine - democratizing the food & beverage industry and making discovery easy.

If you've traveled overseas, you've probably noticed the street vendors selling delicious street food. You can't necessarily find them on google maps , DoorDash or Yelp. You just have to run into them. There are many others alike: home chefs, farmers, bakers, private chefs, and other small sellers. With foodvine, everyone will be able to upload their Menus, get discovered, and sell - All on one platform. Check out some interactive videos here

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

4 Comments Share Edit Post Save Hide ··· 100% Upvoted